[MORRISON & FOERSTER LLP LETTERHEAD]

March 11, 2003

Writer's Direct Dial Number
202-887-1536

VIA EDGAR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0505

            Re: Wells Fargo Funds Trust
                  Registration on Form N-14 (No. 333-103658)

Ladies and Gentlemen:

            In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended, Wells Fargo Funds Trust (the "Registrant") hereby respectfully requests that the Securities and Exchange Commission consent to the withdrawal of its Registration Statement on Form N-14 (Registration No. 333-103658; Accession No. 0000925421-03-000017). The Registrant is requesting such withdrawal because the materials comprising this filing should have been filed under Form Type: 485BPOS.

            If you have any questions with respect to this letter, please call the undersigned at (202) 887-1536.

Very truly yours,

/s/ Barry I. Pershkow

Barry I. Pershkow